                                                                    EXHIBIT 15.2
                                   Coopers & Lybrand L.L.P.



Cabot Oil & Gas Corporation
15375 Memorial Drive
Houston, Texas  77079


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting, related to calculating unit-of-production depletion of its oil and gas assets from a property-by-property basis to an aggregation of wells by a common geological structure, contained in the Company's Form 10-Q for the quarter ended March 31, 1995. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of Cabot Oil & Gas Corporation as of any date or for any period subsequent to December 31, 1994, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Cabot Oil & Gas Corporation for the three months ended March 31, 1995; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.



                                   Coopers & Lybrand L.L.P.

Houston, Texas
April 24, 1995

                                       21